INBIT CORP.

Av. Amazonas N41-125 Y Isla Baltra,

Quito, Ecuador

Tel.  702-899-0259

Email: inbitcorp@yandex.com

  April 27, 2016

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Kauten

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-209497) of INBIT CORP. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Thursday, April 28, 2016, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

INBIT CORP.

By:

/s/   Viktor Zeziulia

  Name: Viktor Zeziulia

  Title:  President